Exhibit 99.22

NexTech Signs LOI to Acquire eCommerce Business

Generating $2.2 Million USD in Revenue and $600,000 EBITDA

New York, NY - Toronto, ON – March 19, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) )(FSE: N29) is pleased to announce that it has signed an LOI to acquire an eCommerce business that generated USD $2.2 million in revenue and $600,000 in EBITDA in 2018, for the purchase price of $1,850,000 in cash. The company is currently conducting its due diligence, which is expected to last three weeks, with an expected closing of the transaction to follow.

“This LOI sets the stage for our third acquisition in 2019 and upon closing would push our eCommerce division toward a projected USD $5 million in consolidated revenue and $1 million in EBITDA for 2019,” said Evan Gappelberg, CEO of NexTech. “Since going public we have been focused on both launching our AR platforms around our three verticals, AR eCommerce, AR university, and AR live streaming, and a growth-by-acquisition strategy that we continue to execute on.”

Upon closing this acquisition NexTech will:

●	Accelerate the launch of existing and exciting new AR and AI technologies.

●	Advance and significantly enhance our knowledge of the AR customer journey through analyzation of real-time data from our analytics installed on site.

●	Enable the fast integration of a broad range of AR and AI capabilities onto the site, creating a one-of-a-kind eCommerce AR/AI showcase for consumers and prospects.

NexTech has already closed on two acquisitions in 2019 - one in January and one in February - and has also entered into a separate LOI in March as part of its strategy to grow through acquisition of revenue generating companies that possess industry-leading technologies.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D-AR, AI technology anywhere.  Online retailers can subscribe to NexTechs state of the art, 3D-AR/AI solution for $79/mo. The company has created the AR industries first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.